Vinyl Products, Inc.
30950 Rancho Viejo Road, # 120
San Juan Capistrano, CA 92675

April 26, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:	Pamela Long, Assistant Director

Re:	Vinyl Products, Inc. Amendment No. 2 to Current Report on Form 8-K dated December 31, 2010 Filed March 24, 2011 File No. 0-52769

Ladies and Gentlemen:

We refer to the comments of the reviewing Staff of the Commission as set forth in a comment letter dated April 14, 2011 (the “Comment Letter”) relating to the Amendment No. 2 to the Current Report on Form 8-K dated December 31, 2010 (the “Form 8-K”) of Vinyl Products, Inc. (the “Company) filed with the Commission on March 24, 2011.

Concurrently herewith, we are filing an amendment to the Form 8-K addressing each of the Staff’s comments (numbers 1 through 6) set forth in the Comment Letter.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 26, 2011

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter.  Thank you in advance for your prompt review and assistance.

Very truly yours, /s/ Douglas D. Brackin Douglas D. Brackin President